UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Tectonic Therapeutic, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

878972108

(CUSIP Number)

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878972108	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,243,121 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,243,121 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,243,121 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.8% (2)
14.	Type of Reporting Person (See Instructions) IN, OO

(1)	Consists of (i) 2,692,005 shares of common stock held directly by Dr. Springer and (ii) 1,551,116 shares of common stock held by TAS Partners LLC, of which Dr. Springer is manager and has sole voting and dispositive control.

(2)	The percentage reported in row 13 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 14,734,323 shares of common stock outstanding as of June 20, 2024, as reported on the Issuer’s Current Report on Form 8-K, dated June 20, 2024.

CUSIP No. 878972108	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,551,116 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,551,116 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,551,116 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 1,551,116 shares of common stock held directly by TAS Partners LLC.

(2)	The percentage reported in row 13 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 14,734,323 shares of common stock outstanding as of June 20, 2024, as reported on the Issuer’s Current Report on Form 8-K, dated June 20, 2024.

CUSIP No. 878972108	13D	Page 4 of 9 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of Tectonic Therapeutic, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 490 Arsenal Way, Suite 210, Watertown, Massachusetts 02472. The Issuer’s telephone number is (339) 666-3320.

Item 2.	Identity and Background.

(a) The names of the reporting persons are Timothy A. Springer (“Dr. Springer”) and TAS Partners LLC (“TAS”). The reporting persons are collectively referred to herein as the “Reporting Persons.” Dr. Springer is a director of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) The business address of each of Dr. Springer and TAS is 36 Woodman Road, Newton, Massachusetts 02467.

(c) The present principal occupation or employment of Dr. Springer is the Latham Family Professor and a Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School, and the Principal Investigator in the Program in Cellular and Molecular Medicine and a Professor of Medicine at Boston Children’s Hospital, in each case located at 3 Blackfan Circle, Room 3103, Boston, Massachusetts 02115.

The principal business of TAS is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Dr. Springer is a citizen of the United States. TAS was formed and operates in the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the right to receive an aggregate 4,243,121 Shares pursuant to the Merger described in Item 4 below.

The information set forth under Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

CUSIP No. 878972108	13D	Page 5 of 9 Pages

Item 4.	Purpose of Transaction

Agreement and Plan of Merger and Reorganization

On June 20, 2024, the Delaware corporation formerly known as “AVROBIO, Inc.” completed its previously announced merger transaction in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024 (the “Merger Agreement”) by and among AVROBIO, Inc. (“AVROBIO”), Tectonic Therapeutic, Inc. (“Tectonic”), and Alpine Merger Subsidiary, Inc., a direct wholly owned subsidiary of AVROBIO (“Merger Sub”), pursuant to which Merger Sub merged with and into Tectonic, with Tectonic surviving as a direct wholly owned subsidiary of AVROBIO and the surviving corporation of the merger (the “Merger”). Additionally, as a result of the Merger, (i) Tectonic changed its name from “Tectonic Therapeutic, Inc.” to “Tectonic Operating Company, Inc.”, and (ii) AVROBIO changed its name from “AVROBIO, Inc.” to “Tectonic Therapeutic, Inc.” (the “Company”).

Under the terms of the Merger, immediately prior to the effective time of the Merger, each share of Tectonic’s preferred stock was converted into one share of Tectonic’s common stock. At the effective time of the Merger, the Company issued an aggregate of approximately 5,322,169 shares of its common stock to Tectonic stockholders, based on an exchange ratio of 0.53441999 (after giving effect to a 1-for-12 reverse stock split of its common stock) shares of the Company’s common stock for each share of Tectonic common stock outstanding immediately prior to the Merger, including those shares of common stock issued upon conversion of the Tectonic preferred stock and simple agreements for future equity and those shares of Tectonic common stock issued in the Tectonic pre-closing financing transaction which closed on June 20, 2024, immediately prior to the closing of the Merger (the “Tectonic pre-closing financing”), but excluding shares to be canceled pursuant to the Merger Agreement and excluding any dissenting shares, resulting in approximately 14,734,323 shares of the Company’s common stock being issued and outstanding and approximately 15,371,780 shares of the Company’s common stock outstanding on a diluted basis immediately following the effective time of the Merger. Immediately following the Merger, AVROBIO securityholders as of immediately prior to the Merger owned approximately 24.8% of the outstanding shares of the Company on a diluted basis and Tectonic securityholders, including those who purchased shares in the Tectonic pre-closing financing, owned approximately 75.2% of the outstanding shares of the Company on a diluted basis.

The issuance of the shares of AVROBIO’s common stock issued to the former stockholders of Tectonic, other than the shares issued in the Tectonic pre-closing financing, was registered with the SEC on the Company’s Registration Statement on Form S-4 (File No. 333-277048), as amended.

Subscription Agreement

Tectonic previously entered into a Subscription Agreement (the “Subscription Agreement”) on January 30, 2024 with certain institutional investors, including TAS (the “Purchasers”). Pursuant to the Subscription Agreement, Tectonic agreed to sell and issue shares of Tectonic common stock in the Tectonic pre-closing financing, as previously disclosed in AVROBIO’s Current Report on Form 8-K filed with the SEC on January 30, 2024. The closing of the Tectonic pre-closing financing was completed on June 20, 2024. At the closing of the Tectonic pre-closing financing, Tectonic sold and issued to the Purchasers 7,790,889 shares of Tectonic common stock at a purchase price of $12.39908 per share, for an aggregate purchase price of approximately $96.6 million. In addition, in connection with the closing of the Merger, Tectonic’s outstanding Simple Agreements for Future Equity (“SAFEs”) converted into 2,752,216 shares of Tectonic common stock at a conversion price of $12.39908 per share. The aggregate purchase price between the Tectonic pre-closing financing and the SAFEs was approximately $130.7 million and the shares of Tectonic common stock issued to investors in both transactions were exchanged at the closing of the Merger at the exchange ratio for an aggregate of 5,634,445 shares of the Company’s common stock.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement for the Tectonic pre-closing financing, a copy of which is attached hereto as Exhibit 99.3, and which is incorporated herein by reference.

CUSIP No. 878972108	13D	Page 6 of 9 Pages

Appointment of Directors

Effective upon the closing of the Merger on June 20, 2024, the size of the board of directors was fixed at six members and the board of directors of the Company was reconstituted as follows: (i) Phillip B. Donenberg (designated by AVROBIO), and (ii) Alise Reicin, M.D., Terrance McGuire, Dr. Springer, Praveen Tipirneni, M.D. and Stefan Vitorovic, M.S., M.B.A. (designated by Tectonic). The classification of the board of directors was confirmed as follows: Dr. Reicin and Dr. Tipirneni were appointed as Class I directors (terms expire at the Company’s 2025 annual meeting), Dr. Springer and Mr. Vitorovic were appointed as Class II directors (terms expire at the Company’s 2026 annual meeting), and Mr. McGuire and Mr. Donenberg were appointed as Class III directors (terms expire at the Company’s 2027 annual meeting). Under the Nasdaq Listing Rules, a majority of the members of the board of directors must qualify as “independent,” as affirmatively determined by the board of directors. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Company’s board of directors has determined that each of Phillip B. Donenberg, Terrance McGuire, Timothy A. Springer, Ph.D., Praveen Tipirneni, M.D. and Stefan Vitorovic qualify as “independent directors” as defined by the Nasdaq Listing Rules.

On June 20, 2024, the Issuer granted to Dr. Springer, for his service as a director of the Issuer, an option to purchase 11,760 Shares, at an exercise price of $16.80 per share, which will vest as follows: 1/3 of the Shares subject to the option will vest on June 20, 2025, and the balance will vest in equal monthly installments thereafter over the next 24 months, subject in each case to the continuous service of Dr. Springer to the Issuer through the applicable vesting date.

The applicable Reporting Persons made all acquisitions of Shares as described herein for investment purposes. Except as otherwise described in this statement, neither Dr. Springer nor the other Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons further reserve the right to increase, decrease (including by distributions in kind to their partners or members) or eliminate their investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer. Any transactions that Dr. Springer or the other Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, diversification of such Reporting Person’s investments, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

CUSIP No. 878972108	13D	Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

The information set forth under Item 3 and the cover pages of this Statement is incorporated herein by reference into this Item 5.

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 14,734,323 Shares issued and outstanding as of June 20, 2024, as reported on the Issuer’s Current Report on Form 8-K, dated June 20, 2024. The number of Shares beneficially owned by each Reporting Person has not changed since the date of event that requires filing of this Statement.

The Reporting Persons, in the aggregate, beneficially own 4,243,121 Shares, representing approximately 28.8% of such class of securities.

Dr. Springer is the beneficial owner of a total of 4,243,121 Shares, representing approximately 28.8% of the outstanding Shares and consisting of (i) 2,692,005 Shares held directly and (ii) 1,551,116 Shares held by TAS.

TAS is the beneficial owner of a total of 1,551,116 Shares, representing approximately 10.5% of the outstanding Shares. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described in Item 3 above.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 878972108	13D	Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit

99.1	Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024, by and among AVROBIO, Alpine Merger Subsidiary, Inc. and Tectonic (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38537) filed with the Securities and Exchange Commission on January 30, 2024).

99.2	Subscription Agreement, dated as of January 30, 2024, by and among Tectonic Therapeutic, Inc. and the purchasers thereunder (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-38537) filed with the Securities and Exchange Commission on June 20, 2024).

99.3	Joint Filing Agreement, filed herewith.

[signature page follows]

CUSIP No. 878972108	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2024

/s/ Timothy A. Springer
Timothy A Springer

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager